UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files the following

RELEVANT INFORMATION

BBVA´s Board of Directors, at the meeting held on 9 February 2017, has resolved to call the Annual General Meeting of Shareholders to be held in Bilbao, at Palacio Euskalduna, calle Abandoibarra number 4 on 16 March 2017, at 12:00 at first summons, and in the same place and at the same time on 17 March 2017 at second summons. It will have the agenda attached.

Madrid, 9 February 2017

2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

AGENDA

ONE.- Annual accounts, profit allocation and corporate management:

1.1	Examination and approval of the annual accounts and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated group corresponding to the year ending on 31 December 2016.

1.2	Approval of the allocation of the 2016 profit.

1.3	Approval of corporate management during 2016.

TWO.- Adoption of the following resolutions regarding the re-election of members to the Board of Directors:

2.1	Re-election of Mr. José Manuel González-Páramo Martínez-Murillo

2.2	Re-election of Mr. Carlos Loring Martínez de Irujo

2.3	Re-election of Mrs. Susana Rodríguez Vidarte

2.4	Re-election of Mr. Tomás Alfaro Drake

2.5	Re-election of Mrs. Lourdes Máiz Carro

Pursuant to paragraph 2 of article 34 of the Company Bylaws, determination of the number of directors at the number resulting from the resolutions adopted under this item on the agenda, which well be reported to the Annual General Meeting for all due purposes.

THREE.- Increase the share capital by issuance of new ordinary shares, each with a nominal value of €0.49, without issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves, to implement the shareholder remuneration system called “Dividend Option” and to adapt the wording of the Company Bylaws to the new figure of the resulting share capital. Possibility of under subscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed fixed price. Request for listing. Conferral of powers upon the Board of Directors.

FOUR.- To confer authority on the Board of Directors, with powers to delegate such authority, to increase share capital, for a five-year period, up to a maximum amount corresponding to 50% of the share capital, conferring authority in turn to exclude pre-emptive subscription rights, albeit limited to no more than 20% of the Bank’s share capital in the terms described in the proposed resolutions, and to amend the corresponding article of the Company Bylaws.

FIVE.- To confer authority on the Board of Directors, with powers to delegate such authority, to issue securities convertible into Company shares, for a five-year period, up to a maximum of eight billion euros (€8,000,000,000), conferring authority in turn to exclude pre-emptive subscription rights over such securities issues, albeit limited to no more than 20% of the Bank’s share capital, in the terms described in the proposed resolutions, as well as to increase the share capital in the amount necessary and to amend the corresponding article of the Company Bylaws.

SIX.- Approval of the Remuneration Policy for Directors of Banco Bilbao Vizcaya Argentaria, S.A., which includes the maximum number of shares to be delivered as a result of its execution.

SEVEN.- Approval of the group of employees to whom the maximum limit of variable remuneration of up to 200% of the fixed component of their total remuneration is applicable.

EIGHT.- Appointment of the auditors of the accounts of Banco Bilbao Vizcaya Argentaria, S.A., and its consolidated Group for 2017, 2018 and 2019.

NINE.- Conferral of authority on the Board of Directors, which may in turn delegate such authority, to formalize, correct, interpret and implement the decisions adopted by the General Meeting.

TEN.- Consultative vote on the Annual Report on the Remuneration of Directors in Banco Bilbao Vizcaya Argentaria, S.A.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 9, 2017

	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Authorized representative